Exhibit (a)(1)(vii)

July 9, 2024

[ADDRESS]

[EMAIL ADDRESS]

Re: Offer to Exchange Convertible Notes for Shares of Common Stock

Dear Holder:

We are writing to inform you of important information relating to the Convertible Note Exchange Offer by Assure Holdings Corp. (the “Company”). The Convertible Note Exchange Offer relates to an offer by the Company to all the holders (“Holder(s)”) of our outstanding 9% convertible debentures due 2023 and 2024 (the “Assure Convertible Debentures”), to exchange the Assure Convertible Debentures for shares of common stock of the Company.

The Convertible Note Exchange Offer period began on June 21, 2024, and ends at 11:59 p.m., Mountain Time, on July 19, 2024, at which point the Convertible Note Exchange Offer will expire.

Please note that, as disclosed in Amendment No. 1 to Offer Letter dated July 3, 2024, the Company effected a 1-for-18 reverse stock split in its shares of common stock on July 9, 2024. As previously disclosed, as a result of the reverse stock split the consideration being offered in the Convertible Note Exchange Offer has been proportionately adjusted to reflect the effectiveness of the reverse stock split, such that for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of the Assure Convertible Debentures, holders that tender into the Convertible Note Exchange Offer will receive 238.44 shares (4,291.85 shares on a pre-reverse split basis) of Common Stock equal to the quotient of $1,000 divided by a per share price of $4.194 ($0.233 on a pre-reverse split basis). The terms of the Convertible Note Exchange Offer have not changed, except to note the adjustment for the reverse stock split, which precise adjustment was previously disclosed in the Offer Letter dated June 21, 2023, as amended by Amendment No.1 to the Offer Letter dated July 3, 2024.

We encourage you to carefully read the Offer Letter dated June 21, 2024, as amended by Amendment No. 1 to Offer Letter dated July 3, 2024, which have been provided to you, prior to making any decision to tender into the Convertible Note Exchange Offer as these documents contain important information regarding the Convertible Note Exchange Offer. If you require free additional copies of either document, please send a request to the address or e-mail address below. These documents are also available on the United States Securities and Exchange Commission’s (the “SEC”) website under the Company’s profile at www.sec.gov as part of the Company’s Schedule TO filed with the SEC on June 21, 2024, as amended on July 3, 2024.

Participation in the Convertible Note Exchange Offer is important to the Company’s plans to maintain the listing of the Common Stock on the Nasdaq Capital Market and the Company strongly encourages each Holder to carefully consider participating in the Convertible Note Exchange Offer in light of these plans.

Should you wish to tender your Assure Convertible Debentures for exchange by the Company during this Convertible Note Exchange Offer period, please complete and return the previously provided Amended Letter of Transmittal by mail to 7887 E. Belleview Ave., Suite 240, Denver, Colorado, USA 80111 or email to ir@assureiom.com no later than 11:59 p.m., Mountain Time, on July 19, 2024. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE YOUR DEBENTURES CONVERTED.

If you have any questions, please refer to the Offer Letter, which contains additional important information about the tender offer, or call or email Assure Holdings Corp. at ir@assureiom.com or 720-287-3093.

Sincerely,

/s/ John Farlinger

John Farlinger

Chief Executive Officer

Assure Holdings Corp.